June 1, 2026

Angeliki Frangou
Chairwoman of the Board of Directors and CEO
Navios Maritime Partners L.P.
c/o Navios Shipmanagement Inc.
85 Akti Miaouli
Piraeus 18538, Greece

        Re: Navios Maritime Partners L.P.
            Registration Statement on Form F-3
            Filed May 22, 2026
            File No. 333-296172
Dear Angeliki Frangou:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Timothy S. Levenberg at 202-551-3707 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Todd E. Mason, Esq., of Thompson Hine LLP